

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

<u>Via Email</u>
Steven K. Buster
President and Chief Executive Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

   Re: Pacific Mercantile Bancorp
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 14, 2014
      File No. 000-30777

Dear Mr. Buster:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Gus Rodriguez

          Gus Rodriguez
          Branch Chief